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                                                                       Exhibit H

                    [On Piper Jaffray Companies Letterhead]

April 6, 1995



Syntro Corporation
9669 Lackman Road
Lenexa, Kansas 66219

Attention: J. Donald Todd, President & CEO

This letter confirms and sets forth the agreement between Syntro Corporation (the "Company") and Piper Jaffray Inc. ("Piper Jaffray") regarding the engagement of Piper Jaffray by the Company, on the terms and conditions set forth herein, to act as the exclusive financial advisor (the "advisor") to the Board of Directors of the Company (the "Board of Directors") in connection with the consideration by the Board of Directors of a possible Transaction (as defined below) and, if the Board of Directors elects to pursue any Transaction, in connection with the execution of such Transaction. For the purposes of this agreement, a Transaction refers to any sale, exchange or other disposition of 20% or more of the ownership of the Company, or any sale, exchange or other disposition by the Company of 20% or more of its assets or earning power including, but not limited to, a license or exchange of the Company's product or technology rights, and shall include a merger, consolidation or other similar transaction

Piper Jaffray will have the exclusive right to act as the Company's advisor in connection with the consideration of a possible Transaction for a period of two months (the "Exclusive Period") from the date you sign this letter unless the exclusive period is extended by the mutual consent of both parties.

This engagement notwithstanding, Piper Jaffray understands that at this time the Board of Directors is only investigating certain specific Transactions and that, beyond such investigation, the Board of Directors has not determined to undertake any course of action and that it may elect not to implement any recommendation of Piper Jaffray. Furthermore, Piper Jaffray understands that at this time the Board of Directors has not authorized Piper Jaffray to conduct a search of possible alternative transactions or to solicit any new third parties with respect to determining their interest in acquiring any of the business or assets of the Company or engaging in a Transaction.

As advisor to the Company, Piper Jaffray will provide the following services:

(i) Review the financial condition and prospects of the Company on the basis of such information as is made available to them by the Company.

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(ii)  As requested, arrange and participate in meetings with any potential parties that have previously expressed interest in a possible Transaction ("Potential Parties") and otherwise perform such services as Piper Jaffray believes desirable to develop Potential Parties' interests.

(iii) Assist in negotiations with Potential Parties to a Transaction as reasonably requested by the Company.

(iv)  Advise the Company on the structure of any proposed Transaction.

(v) In the event requested by the Company, render an opinion to the Board of Directors of the Company as to the fairness, from a financial point of view, of the consideration to be paid to the stockholders of the Company pursuant to a Transaction. The fee for such opinion shall be $100,000 payable to Piper Jaffray upon delivery of the opinion by Piper Jaffray to the Board of Directors, it being understood that such a fee shall be credited against the payment set forth below. The Company and Piper Jaffray understand the opinion will be intended only for the benefit of the Company, will not be used by any other party, nor, except as contemplated in the following sentence, will the opinion be publicly disseminated or distributed without Piper Jaffray's prior written consent. Piper Jaffray understands that its fairness opinion may be described in and annexed to proxy materials distributed to the Company shareholders. The Company hereby agrees that Piper Jaffray will have the right to review and approve the form and content of any reference to Piper Jaffray or its opinion in such proxy materials or in other written materials distributed by the Company or filed by the Company with any governmental agency, securities exchange or the NASD.

The Company will cooperate fully with Piper Jaffray in connection with our financial review and analysis and the rendering of our opinion and advising with respect to the Transaction, and will provide Piper Jaffray with such information concerning the Company as Piper Jaffray deems necessary for our financial review and analysis and the rendering of our opinion and advising with respect to the Transaction. All such information provided by the Company will be complete and accurate and not misleading. The opinion shall state that Piper Jaffray will rely upon the information furnished to it by the Company or upon information which is publicly available, and that Piper Jaffray assumes the accuracy and completeness of such information and has not attempted independently to verify any of such information.

The terms of any Transaction will be subject to the Company's approval and Piper Jaffray will not make any agreement or commitment for the Company without prior authorization from the Company.

Any expansion of the services provided by Piper Jaffray to the Company beyond those included in (i) through (v) above would require a separate agreement between Piper Jaffray and the Company.

In the event a Transaction is consummated pursuant to an agreement or commitment which is entered into (i) during the Exclusive Period or (ii) during the 12 months following termination of the Exclusive Period to any person who engages in serious discussions with either Piper Jaffray or the Company relative to a Transaction during the Exclusive Period, which persons will be identified

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on Appendix A attached to this letter as Appendix A may be modified from time to time, the Company agrees to pay Piper Jaffray a cash fee equal to (a) $500,000 plus (b) 2.0% of the total transaction value greater than $45,000,000 and less than $55,000,000, plus (c) 2.5% of the total transaction value equal to or greater than $55,000,000. It is expressly understood that Piper Jaffray will not be paid a fee if the Company enters into a relationship which is not a Transaction with any person (including those identified in Appendix A.

In the event all or a portion of the total Transaction value is paid in the form of stock or other securities of the purchaser, or other non-cash consideration, the fee payable to Piper Jaffray shall be determined on the basis of the cash equivalent of such stock and/or other securities and/or non-cash consideration as of the date that the payments are received by the Company or its shareholders. If Piper Jaffray and the Company are unable to agree on the cash equivalent of such stock and/or other securities and/or other non-cash consideration within thirty days after the closing date, the determination of the cash equivalent shall be made by an investment banker or other person experienced in valuing such securities and/or other non-cash consideration mutually acceptable to both Piper Jaffray and the Company. The determination of such investment banker or other person shall be binding on both Piper Jaffray and the Company, and Piper Jaffray and the Company shall each be responsible for paying one-half of the fees of any such investment banker or other person.

It is the intention of the parties that the fee payable to Piper Jaffray pursuant to (b) above will be computed based upon the total consideration regardless of how allocated or the form of consideration. Therefore, the "total Transaction value" referred to above shall include but is not limited to (A) the cash value of any outstanding stock options or warrants whether vested or not that are "rolled over" or "cashed out" as part of this Transaction, (B) any and all deferred installments of the Transaction, (C) any portion of the Transaction value held in escrow subsequent to closing, (D) payments to be made in the future upon the occurrence of certain contingencies or meeting certain performance objectives, and (E) any assets of the Company which are paid in the form of dividends or otherwise to its shareholders or owners, subsequent to the date hereof.

The entire fee payable pursuant to item (a) and (b) above shall be paid in cash to Piper Jaffray at closing or with respect to non-cash consideration at such time as the cash equivalent of the total transaction value is determined.

Upon receipt of an invoice, the Company will also reimburse Piper Jaffray for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, whether or not a Transaction is consummated, provided that Piper Jaffray will seek the consent of the Company prior to expanding in excess of $10,000 on reimbursable counsel fees which consent shall not be unreasonably withheld.

In the event Piper Jaffray personnel shall be required to prepare for, or attend or participate in judicial or other proceedings relating to the fairness opinion referred to above, Piper Jaffray shall be entitled to receive an additional, per diem payment, per person, together with reimbursement of all out-of-pocket expenses and disbursements, including reasonable attorneys' fees incurred by Piper Jaffray in respect of its preparation for, or attendance or participation at such proceedings. The per diem payment shall, at such time, be in the amount then customarily charged for similar services.

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The Company also agrees to indemnify and hold Piper Jaffray ((which term includes its directors, controlling persons (as such term is defined under the Securities Act of 1933), officers, employees and agents)) harmless against and from all losses, claims, damages or liabilities, and all actions, claims, proceedings and investigations in respect thereof, arising out of or in connection with this engagement or Piper Jaffray's services rendered in connection with this engagement, and to reimburse Piper Jaffray for all reasonable legal and other out-of-pocket expenses as incurred by Piper Jaffray in connection with investigating, preparing or defending any such action, claim, proceeding or investigation, provided, however, the Company shall not be so liable to the extent that any such loss, claim, damage or liability is finally judicially determined to have resulted primarily and directly from Piper Jaffray's gross negligence or wilful misconduct.

If for any reason the foregoing indemnification or reimbursement is unavailable to Piper Jaffray or insufficient to hold it harmless (except by reason of Piper Jaffray's gross negligence or wilful misconduct), then the Company shall contribute to the amount paid or payable by Piper Jaffray as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and Piper Jaffray on the other hand, the relative fault of the Company and of Piper Jaffray and any relevant equitable considerations, provided that, in no event, will the aggregate contribution of Piper Jaffray hereunder exceed the amount of fees actually received by Piper Jaffray pursuant to this agreement.

The reimbursement, indemnity and contribution obligations of the Company under this agreement shall be in addition to any liability which the Company may otherwise have, shall survive any termination of this agreement and shall be binding upon and extend to the benefit of any successors, assigns, heirs and personal representatives of the Company and Piper Jaffray.

The Company agrees that Piper Jaffray has the right to place advertisements in financial and other newspapers and journals at their own expense describing their services to the Company hereunder for any completed transactions, provided that Piper Jaffray will submit a copy of any such advertisements to the Company for its approval, which approval shall not be unreasonably withheld or delayed.

Our agreement represented by this letter shall be governed by the laws of Minnesota. Any dispute or controversy arising out of this agreement shall be determined by arbitration conducted in accordance with the rules of the New York Stock Exchange or the National Association of Securities Dealers, Inc. then in effect. Any arbitration award shall be final and binding upon the Company and Piper Jaffray, and judgment upon the award may be entered in any court having jurisdiction.

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If this letter correctly sets forth the understanding between us, please so indicate by signing on the designated space below and returning a signed copy to us, whereupon this letter shall constitute the agreement between us.

Sincerely,

PIPER JAFFRAY INC.


By /s/ David L. Midgley
  ______________________________________________

Agreed this 6th day of April, 1995.


SYNTRO CORPORATION


By /s/ Susan H. Strobel
  ______________________________________________

Title  Vice President, Finance & Administration
     ___________________________________________